The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Investment Growth

Time Period: 5/27/2004 to 8/31/2021



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Fund Facts

Morningstar Category	US Insurance Fund Event Driven
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/26/2004
Management Fee	1.25%
Fund Size (MM)	$ 58,015,737

The total annual operating expense ratio of the Fund was 1.95%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2022, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.50% and before investment-related expenses (including short interest and dividend expense of 0.06% and acquired fund fees and expenses of 0.04%), total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2021 prospectus.

Trailing Returns (as of month-end)

As of Date: 8/31/2021

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	0.08	-3.24	0.33	5.78	5.49	4.88	3.45	4.78
Wilshire Event Driven	0.30	-1.04	2.16	6.17	3.91	3.43	2.21	3.04
Barc Agg Bond	-0.19	1.63	-0.69	-0.08	5.43	3.11	3.18	4.28
Benchmark: US 3-mo T-Bill	0.00	0.01	0.03	0.08	1.23	1.17	0.63	1.30
US Insurance Fund Event Driven	0.32	-1.69	4.53	11.30	4.58	4.59	4.05	4.81

Trailing Returns (as of quarter-end)

As of Date: 6/30/2021

	MERVX
QTD	0.64%
1 Year	10.18%
3 Years	5.96%
5 Years	5.51%
10 Years	3.23%
Since Inception	4.97%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 8/31/2021



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Fund Event Driven

The Merger Fund VL

Portfolio

Avg. position size:	1.33%
Number of long positions:	73
Number of short positions:	18
Percent invested:	97%

TOP 10 Holdings   42.85%
1. Willis Towers Watson Public Limited Co.
2. IHS Markit Ltd.
3. Xilinx, Inc.
4. Nuance Communications, Inc.
5. Coherent, Inc.
6. Kansas City Southern
7. QTS Realty Trust Inc.
8. PPD, Inc.
9. Proofpoint, Inc.
10. Dialog Semiconductor PLC

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any secur ty.

3-Year Risk Metrics

Time Per od: 9/1/2018 to 8/31/2021   Calculat on Benchmark: S&P 500

	MERVX	Wilshire Event Dr.	Barc. Agg Bond
Std Dev	3.75%	4.61%	3.52%
Sharpe Ratio	1.15	0.61	1.24
Sortino Ratio	1.83	0.80	2.64
Beta (vs S&P 500)	0.12	0.20	0.01
Correlation (vs S&P 500)	33.75	65.01	0.13
Beta (vs Barc. Agg)	0.06	0.21	1.00
Correlation (vs Barc. Agg)	0.33	2.39	100.00

Deal Terms



Cash	61.66%
Stock with Fixed Exchange Ratio	24.93%
Cash & Stock	10.14%
Stock and Stub	2.64%
Risk Reversal	0.61%
Undetermined	0.01%

Regional Exposure



United States	70.36%
Europe ex-U.K.	15.56%
United Kingdom	8.51%
Asia ex-Japan	1.90%
Australia	1.89%
Japan	0.88%
Canada	0.51%
North America Offshore	0.40%

Sector Exposure



Information Tech.	32.57%
Financials	19.75%
Industrials	10.13%
Consumer Disc.	9.16%
Real Estate	7.58%
Health Care	7.13%
Materials	6.97%
Utilities	2.89%
Consumer Staples	2.01%
Communication Services	1.49%
Energy	0.32%